

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2006

<u>**Via Facsimile (650) 849-4800 and U.S. Mail**</u>

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303

> **Re: Cotherix, Inc.**
> **Schedule TO-T filed December 8, 2006**
> **By Curl Acquisition Subsidiary, *et al*.**
> **File No. 5-80298**

Dear Mr. Deamer:

We have reviewed the above-referenced filing and have the following comments. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1.   Advise why, if true, purchases made pursuant to the Top-Up Option are consistent with Rule 14e-5.

2.   It appears to the staff that an increase the minimum amount of securities being sought in the manner described on the cover page of the offer to purchase would constitute a material change in the terms of the offer and would therefore require that the offer remain open a minimum of five business days from the announcement of the increase. Please revise throughout accordingly. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

    What are the most significant conditions to the tender offer, page 7

3.   Stating that a condition can be waived "in whole or in part" suggests that conditions may be raised or asserted with respect to separate securities.   Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

4.   Defining the conditions as "an ongoing right that may be asserted at any time from time
        to time" suggests that conditions to the offer may be raised or asserted after expiration of
        the offer. Please be advised that all conditions to the offer, other than those dependent
        upon the receipt of necessary government approvals, must be satisfied or waived before
        the expiration of the offer. Please revise the disclosure here and elsewhere as appropriate
        to make clear that all conditions, other that those involving receipt of necessary
        government approvals, will be satisfied or waived on or before expiration of the offer.

Acceptance for Payment and Payment of Shares, page 15

5.   We note that you intend to comply with Rule 14e-1(c) and have reserved the right to
        delay payment for shares in order to comply with applicable law. Please revise the
        disclosure to clarify that all conditions to the offer, other than those conditions subject to
        regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in
        payment for shares "to comply in whole or in apart with applicable law" would not
        necessarily be consistent with Rule 14e-1(c).

Certain Information Concerning the Company, page 21

6.   We note the projections were based on "numerous assumptions." Please disclose all
        material assumptions underlying the projections. If you do not believe additional
        disclosure is required, explain to us the basis for that belief.

7.   While the staff does not object to the inclusion of qualifying language with respect to the
        projections, it remains inappropriate for the Parent and Purchaser to disclaim any
        responsibility for their accuracy and completeness. Please revise.

Certain Conditions of the Offer, page 39

8.   A tender offer may be conditioned on a variety of events and circumstances, provided
        that they are not within the direct or indirect control of the bidder, and are drafted with
        sufficient specificity to allow for objective verification that the conditions have been
        satisfied. For example, revise subparagraph (1) so that a security holder may understand
        the condition. Clarify the scope of the phrase "Company Material Adverse Effect" and
        explain the substance of the representations and warranties referenced? In addition,
        please explain what is meant by qualifications based on the word "material will be
        disregarded." Please be advised, we believe that this section needs to be substantially
        revised because the disclosure currently makes it difficult for shareholders to determine
        whether a given event "triggers" a condition and allows you to terminate the Offer.
        Consider limiting the language in this section to more narrowly tailor your conditions so
        that they are outside of your control and objectively described, such that a shareholder
        can clearly understand their scope.

9.   We note that the definition of "Company Material Adverse Effect" in section 13 includes
        the effect of any "action or inaction" of the parent. Allowing acts or omissions by the
        bidder to trigger a condition to the offer renders the offer potentially illusory in that the

circumstances giving rise to the existence of a condition are within the control of the bidder. Please revise your disclosure accordingly.

10.   Refer to the statement in the last paragraph of this section that the determination as to whether any condition has occurred will be in the "sole discretion of Parent or Offeror." Reserving the right to determine in the "sole judgment" or "sole discretion" of the bidder whether an offer condition has been triggered is effectively a waiver of that offer condition. As you are aware, when a material offer condition is waived, an offer may need to be extended and additional revised offer materials may need to be disseminated. Please revise to include a "reasonableness standard."

Closing Comments

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from each offeror acknowledging that:

- Each offeror is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- Offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions